SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO._______)*


                             MICHIGAN BREWERY, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   594194 20 1
                                 (CUSIP Number)

                               WILLIAM F. ROLINSKI
                                1999 WALDEN DRIVE
                             GAYLORD, MICHIGAN 49735
                                 (517) 731-0401
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JUNE 12, 1996
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 594194 20 1                    13D

- -------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            WILLIAM F. ROLINSKI
                            ###-##-####

- -------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |_|
                                                                  (b) |X|

- -------------------------------------------------------------------------------
3         SEC USE ONLY


- -------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                            PF

- -------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      |_|


- -------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            USA

- -------------------------------------------------------------------------------
                                7          SOLE VOTING POWER

                                                      840,008

                              -------------------------------------------------
                                8          SHARED VOTING POWER
          NUMBER OF
           SHARES                                           0
        BENEFICIALLY
          OWNED BY            -------------------------------------------------
            EACH                9          SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                                     840,008
            WITH
                              -------------------------------------------------
                                10         SHARED DISPOSITIVE POWER

                                                            0

- -------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     840,008
- -------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      |-|

- -------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     16.2%
- -------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                                     IN
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1.  Security and Issuer

         This Statement relates to the Common Stock of Michigan Brewery, Inc., a Michigan corporation (the "Company"), which has its principal executive offices at 1999 Walden Drive, Gaylord, Michigan 49735.

Item 2.  Identity and Background

         (a) This Statement is being filed by William F. Rolinski (the "Shareholder").

         (b) The business address of the Shareholder is 1999 Walden Drive, Gaylord, Michigan 49735.

         (c) The present principal occupation or employment of the Shareholder is Chief Executive Officer, President and Director of Michigan Brewery, Inc., 1999 Walden Drive, Gaylord, Michigan 49735.

         (d) During the last five years, the Shareholder has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Shareholder was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) The Shareholder is a United States citizen.


Item 3.  Source and Amount of Funds

         The Shareholder purchased the securities described herein with personal funds of $709,333 in cash.

Item 4.  Purpose of Transaction

         The Shareholder acquired the Common Stock for investment purposes.

         (a) The Shareholder may acquire more shares of Common Stock or dispose of Common Stock as business and market conditions dictate.

         (b) The Shareholder does not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries.

         (c) The Shareholder does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

         (d) The Shareholder does not have any plans or proposals that relate to or would result in any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing open vacancies on the board.

         (e) The Shareholder does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company.

         (f) The Shareholder does not have any plans or proposals that relate to or would result in any other material change in the Company's business or corporate structure.

         (g) The Shareholder does not have any plans or proposals that relate to or would result in changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person.

         (h) The Shareholder does not have any plans or proposals that relate to or would result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (i) The Shareholder does not have any plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         (j) The Shareholder does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) Number of Shares and Percentage of Common Stock Beneficially Owned as of the date of this filing:

         Name                          Shares               Percentage

         William F. Rolinski           840,008                 16.2%

         (b) The Shareholder has the sole power to vote and to dispose of the shares described herein.

         (c) Not applicable.

         (d) The Shareholder knows of no person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

         (e) Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

         On June 7, 1996, the Shareholder entered into an escrow agreement with the State of Minnesota which prohibits the transfer of the securities reported herein until June 12, 1999.

Item 7.  Material to be Filed as Exhibits

         Exhibit I - Escrow Agreement


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 8, 1996


/s/ William F. Rolinski
William F. Rolinski
President and Chief Executive Officer
Michigan Brewery, Inc.




                                    EXHIBIT I

                                ESCROW AGREEMENT

         THIS ESCROW AGREEMENT made and entered into this 7th day of June, 1996, by and between William F. Rolinski, Blair A. Murphy, Casimer I. Zaremba, and Henry T. Siwecki (herein collectively referred to as the "Depositors"); Norwest Bank Minnesota, National Association, a corporate fiduciary with principal offices in Minneapolis, Minnesota (hereinafter called the "Escrow Agent"); Michigan Brewery, Inc., a corporation with principal offices in Gaylord, Michigan (hereinafter called the "Issuer") and the commissioner of commerce for the State of Minnesota (hereinafter called the "commissioner");

         WITNESSETH THAT:

         Each of the Depositors is the owner of Common Stock of the Issuer and each owns the number of shares of such security listed opposite his name on Annex A, attached hereto and made a part hereof.

         The Issuer has applied to the commissioner for registration of its securities for sale to residents of Minnesota, and as a condition of registration, the Depositors, the Escrow Agent and the Issuer agree to be bound by this Agreement and the applicable rules and regulations of the commissioner.

         Each of the Depositors has deposited the securities listed opposite his name on Annex A with the Escrow Agent, and the Escrow Agent hereby acknowledges receipt thereof. These securities are herein collectively referred to as "escrowed securities."

         THEREFORE, the parties agree as follows:

         1. The Escrow Agent agrees to hold the escrowed securities until such time as Escrow Agent shall receive a written release issued by the commissioner permitting the release from escrow of all or a part of the escrowed securities held under this Agreement. Upon receipt of such release, the Escrow Agent may release to each Depositor all or a part of the escrowed securities in accordance with the order of the commissioner.

         Subject to the above provisions, the term of escrow under this Agreement shall run for a period of three years from the date of the Order of Registration, unless at an earlier date the Issuer shall have demonstrated annual net earnings, after taxes and excluding extraordinary items, determined in accordance with generally accepted accounting principles, for any two consecutive years after the date of the Order of Registration, of at least five percent (5%) on an amount determined by multiplying the total number of outstanding shares of the Issuer, including the escrowed securities, by the average price per share paid by public investors. The existence of the required annual net earnings shall be demonstrated by certification to that effect furnished to the commissioner by an independent certified public accountant or an authorized officer of the Issuer. In addition, the Issuer and each of the Depositors shall furnish the commissioner a written statement that none of the escrowed securities nor any interests therein have been sold, transferred or otherwise disposed of (except as permitted by paragraph 4) as a condition of the release from escrow.

         2. Notwithstanding any provision of paragraph 1, the commissioner may, in his discretion, terminate the term of escrow with respect to all or any part of the escrowed securities of any Depositor before the expiration of the period of occurrence of the event specified in paragraph 1 and release such securities if the commissioner determines that the release of such securities to the Depositor(s) will not be detrimental to the Issuer, the public investors or any other party concerned. At the time of release by the commissioner of any securities from escrow, the application of this Agreement shall terminate with respect to the securities so released.

         3. While it is held in escrow pursuant to this Agreement, no escrowed security nor any interest therein, nor any right or title thereto, may be sold or transferred, by means of transfer of the security separate from the certificate representing it or otherwise, without prior written release of the commissioner, except that the release of the commissioner need not be obtained to transfer escrowed shares by will or the laws of descent and distribution or otherwise by order or process of any Court.

         4. Upon receipt of such written release from the commissioner directing that some or all of the escrowed securities of the Depositor held under this Agreement be released for the purpose of transfer to another person against concurrent deposit of the securities so transferred, the Escrow Agent may release such securities but only against such deposit under this Agreement of all of the transferred securities. The commissioner shall authorize such transfer of the escrowed securities only upon receipt of a signed statement by the proposed transferee that he or she has full knowledge of the terms of this Agreement and that the proposed transferee accepts such securities subject to the conditions of this Agreement.

         5. The Depositors agree that they shall be entitled to receive cash and property dividends with respect to the escrowed securities while such securities are held in escrow pursuant to this Agreement to the same extent as other security holders of the same class of security and that said cash or property dividends shall be placed under the terms of this Agreement.

         6. Upon declaration of any dividend in shares of the Issuer to which the escrowed securities are entitled pursuant to a share dividend or split authorized by a vote of the shareholders, the Depositors and the Escrow Agent shall forthwith enter into a Supplemental Escrow Agreement, covering such share dividend, which Supplemental Escrow Agreement shall incorporate all the conditions of escrow contained in this Agreement. The shares received as dividends shall be forthwith deposited in escrow with the Escrow Agent pursuant to such Supplemental Escrow Agreement, and the Escrow Agent shall deliver to the commissioner a receipt for the shares thus escrowed.

         7. During the term of escrow, the Depositors shall not be entitled to and hereby waive all rights to participate in any distribution of assets of the Issuer in the event of liquidation, dissolution, or winding up, until the public investors shall have received cash or property in an amount or value equal to the price paid by public investors for securities purchased by such public investors; and thereafter the Depositors shall participate without the public investors until they shall have received cash or other property in an amount or value equal to the price paid by the Depositors for the escrowed securities; and thereafter the public investors and the Depositors shall participate equally according to the terms of their securities. Any Depositor(s) seeking release of all or any part of the escrowed securities pursuant to this paragraph 7 shall furnish the commissioner a written statement that none of the escrowed securities nor any interests therein have been sold, transferred (except as provided in paragraph 4) or otherwise disposed of, without the consent of the commissioner, as a condition of the release from escrow.

         8. This Agreement shall not be construed to prohibit any Depositor from participating in any distribution of securities of any corporation other than the Issuer resulting from the sale of assets of the Issuer or a merger or consolidation of the Issuer with or into any other corporation or corporations. In the event of such a transaction, the Escrow Agent should obtain written authorization from the commissioner prior to the release of the escrowed securities, and, any such distribution payable in securities of any corporation other than the Issuer paid with respect to the escrowed securities shall be delivered to the Escrow Agent and held pursuant to a Supplemental Escrow Agreement prepared and executed as described in paragraph 7. In the event of the merger or consolidation of the Issuer with or into any other corporation or corporations, any securities shall be delivered to the Escrow Agent and held pursuant to a Supplemental Escrow Agreement prepared and executed as described in paragraph 6.

         9. The Escrow Agent may conclusively rely upon and shall be protected in acting upon any statement, certificate, notice, request, consent, order, or other document believed by it to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall have no duty or liability to verify any such statement, certificate, notice, request, consent, order, or other document and its sole responsibility shall be to act only as expressly set forth in this Agreement. The Escrow Agent shall be under no obligation to institute or defend any action, suit, or proceeding in connection with this Agreement unless first indemnified to its satisfaction. The Escrow Agent may consult counsel in respect of any question arising under this Agreement and the Escrow Agent shall not be liable for any action taken or omitted in good faith upon advice of such counsel. All securities held by Escrow Agent pursuant to this Agreement shall constitute trust property for the purposes for which they are held and the Escrow Agent shall not be liable for any interest thereon.

         10. The Escrow Agent shall be entitled to receive from the Company reasonable compensation as set forth in Annex B, attached hereto and made a part hereof, for its services as contemplated herein. In the event that the Escrow Agent shall render any additional services not provided for herein or that any controversy shall arise hereunder or that the Escrow Agent shall be made a party or shall intervene in any action, suit or proceeding pertaining to this Agreement, it shall be entitled to receive reasonable compensation from the Company for such additional services.

         11. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their heirs, successors, and assigns.

         12. This Agreement shall terminate in its entirety when all escrowed securities covered hereby and by any Agreements supplemental hereto have been released as provided in paragraph 1.

         IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

Escrow Agent:                                Depositors:

NORWEST BANK MINNESOTA,                      /s/ William F. Rolinski
NATIONAL ASSOCIATION                         William F. Rolinski


By: /s/ Curt Schwegman                       /s/ Blair A. Murphy
    Curt Schwegman                           Blair A. Murphy

Its:  Corporate Trust Officer
                                             /s/ Casimer I. Zaremba
and                                          Casimer I. Zaremba

By:  Not Applicable
      Michelle Healy                         /s/ Henry T. Siwecki
                                             Henry T. Siwecki
Its:  Administrative Assistant
                                             Issuer:

                                             MICHIGAN BREWERY, INC.

                                             By:  /s/ William F. Rolinski
                                                  William F. Rolinski
                                             Its: President and Chief Executive
                                                  Officer
Accepted for filing:
                                             and
/s/ David B. Gruenes
David B. Gruenes                             By:  /s/ Anthony P. Dombrowski
Commissioner of Commerce                          Anthony P. Dombrowski
                                             Its: Chief Financial Officer




                                     ANNEX A


- -------------------------------------------------------------------------------
              NAME                               COMMON STOCK (#)
- -------------------------------------------------------------------------------
       William F. Rolinski                             840,008
- -------------------------------------------------------------------------------
       Casimer I. Zaremba                              675,007
- -------------------------------------------------------------------------------
       Dr. Blair A. Murphy                             635,007
- -------------------------------------------------------------------------------
       Henry T. Siwecki                                136,989(1)
- -------------------------------------------------------------------------------
             Total                                   2,287,011
- -------------------------------------------------------------------------------

(1) Includes 6,000 shares of Common Stock subject to currently exercisable warrants.


                                     ANNEX B

                               ESCROW FEE SCHEDULE

ACCEPTANCE FEE:                                                       $1,000.00
For initial services including examination of the Escrow Agreement and all supporting documents this is a one-time fee payable upon the opening of the account.

ADMINISTRATION FEE:                                                   $1,000.00*
An annual charge or any portion of a 12-month period thereof. This fee is payable upon the opening of the account and annually thereafter. This charge is not prorated for the first year.

* Assumes use of Norwest Funds for funds on deposit.

TRANSACTION FEE:

Wire transfer of funds                                                   $25.00
Asset transactions (purchases/sales/calls/etc)                           $20.00

No charge for Norwest Funds transactions other than those disclosed in the Fund Prospectus.

EXTRAORDINARY SERVICES:
For any services other than those covered by the aforementioned, a special per hour charge will be made to commensurate with the character of the service, time required and responsibility involved. Such services include but are not limited to excessive administrative time, attendance at closings, specialized reports and record-keeping, unusual certifications, etc.

FEE SCHEDULE IS SUBJECT TO ANNUAL REVIEW AND ADJUSTMENT.